Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

 Yandex N.V. is a Dutch public company with limited liability (naamloze vennootschap), and our affairs are governed by our articles of association, as amended, and Dutch law. The following description sets forth certain material terms and provisions of Yandex N.V. (“Yandex,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized share capital consists of 500,000,000 Class A shares, par value €0.01 per share, 37,138,658 Class B shares, par value €0.10 per share, 37,748,658 Class C shares, par value €0.09 per share, and one priority share with a nominal value of €1.00.  Our Class A shares are listed on the Nasdaq Global Select Market and are held in book-entry form. The following description of our Class A Shares, together with the additional information we included herein, including the material provisions of our articles of association as currently in force and relevant provisions of Dutch law and the Dutch Corporate Governance Code, is a summary and does not purport to be complete. For the complete terms of our Class A Shares please refer to our Articles of Association, as amended, which is incorporated by reference as Exhibit 1.1 to our Annual Report on Form 20-F which this exhibit 2.1 is a part.

Ordinary Shares

We have three classes of authorized ordinary shares, which vote together as a single class unless otherwise provided by our articles of association or Dutch law: Class A shares, which have one vote per share; Class B shares, which have ten votes per share; and Class C shares, which have nine votes per share. The Class C shares are issued only to facilitate the conversion of Class B shares into Class A shares.

Under Dutch law, the voting power of shares is determined by reference to their par value. Our company's multiple class share structure is designed to give our principal shareholders increased voting power (without increasing their economic interest in our company), while also providing a means for them to convert their shares into Class A shares that can be transferred or sold, including in the public market.

Transfer and Conversion of Ordinary Shares

Because the conversion of a Class B share into a Class A share, with a lower par value, will result in a reduction of our share capital (an event which cannot occur without convening a formal shareholders' meeting), our articles of association provide that each Class B share converts (in defined circumstances) into both one Class A share and one Class C share. The Class C shares are intended to serve as a means of "storing" the additional par value of the converted Class B share until such time as we can repurchase and cancel the Class C share. To ensure that all such Class C shares are available for repurchase and cancellation, and to assure that they do not affect the outcome of any shareholder vote, all Class C shares are held by the Yandex Conversion Foundation (the “foundation”), a Dutch foundation managed by our board of directors. The foundation has agreed to sell any Class C shares it may hold, for no consideration, to us at any time, and not to sell or transfer such Class C shares to any other party. At the first general meeting of shareholders following any such repurchase, we seek shareholder approval for the cancellation of such Class C shares. The foundation has also agreed that it will vote any Class C shares it may hold in the same proportion as all other votes are cast at any general meeting of shareholders.

Our Class B shares are transferable only:

•

To the foundation, upon which time each Class B share converts into one Class A share and one Class C share. The foundation is then obligated to transfer each converted Class A share to the original Class B shareholder, and to transfer the Class C share to us, as described above.

•	To us for the purposes of repurchasing Class B shares.
•	To Permitted Transferees (as defined in the articles of association).

Our Class A shares and Class C shares are not convertible into any other class of shares in our capital.

Voting Rights

At our shareholders’ meetings, each Class A share is entitled to one vote, and each Class B share is entitled to ten votes. Each Class C share will be entitled to nine votes, but the foundation has agreed with us that it will vote any Class C shares it may hold at any time in the same proportion as all other votes are cast at any general meeting of our shareholders. The Class A, B and C shares vote together as a single class on all matters, including the election of directors, except as otherwise provided in our articles of association or Dutch law. The Priority Share carries the right to cast one hundred votes.

Our articles of association provide that a separate Class A shareholder approval will be required for:

•	the transfer of our enterprise or substantially all of our enterprise to a third party;
•

the conclusion or cancellation of any long-lasting cooperation by us or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us;

•

the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet in the most recently adopted set of our annual accounts, by us or a subsidiary;

•

entering into of any transaction or series of related transactions by us or a subsidiary involving (i) the payment of an amount in excess of one-third of the sum of the assets according to the consolidated balance sheet in the most recently adopted set of our annual accounts, or (ii) the sale of assets with a value in excess of the amount set forth in (i) above; and

•	the issuance of shares in excess of 20% of our issued share capital.

Board of Directors

Pursuant to our articles of association, the board of directors will consist of 12 members, of whom two will be designated directors. Other than in respect of designated directors, the members of our board of directors are appointed by the general meeting of shareholders in respect of which the board of directors shall make a non-binding nomination.  If the person nominated by the board of directors is subsequently not appointed by the general meeting of shareholders, the board of directors will be allowed to make a new non-binding nomination.

The first two designated directors are designated as "Designated Director" by the board of directors from the non-executive directors in office. With exception of the first two designated directors that are designated in accordance with the previous sentence, the holder of the priority share has the right to make binding nominations in respect of two designated directors. The general meeting of shareholders may deprive the nomination of a candidate for designated director of its binding character by means of a resolution adopted by at least two-thirds of the votes cast, such two-thirds majority representing more than 50% of our issued and outstanding capital. If the binding nomination is not deprived of its binding character, the person nominated will be deemed appointed. If the nomination is deprived of its binding character, the holder of the priority share will be allowed to make a new binding nomination.

Directors may be removed and/or suspended from office by the general meeting of shareholders. A resolution to remove or suspend a director requires a two-thirds majority of the votes cast in a meeting, such two-thirds majority representing at least 50% of our issued and outstanding share capital. Notwithstanding the foregoing, if the holder of the priority share approves a resolution by the general meeting of shareholders to suspend or remove a designated director, such resolution of the general meeting of shareholders shall require only an absolute majority of the votes cast on the matter.

In the performance of its duties, the board of directors is required by Dutch law to consider the interests of Yandex, its shareholders, its employees and other stakeholders.

Dividends

The holders of our ordinary shares and the holder of the priority share are entitled to such part of our profits for any financial year as remains available after reservation of profits by our board of directors. The holders of our ordinary shares and the holder of the priority share shall be entitled pari passu to our profits, pro rata to the total number of Class A shares, Class B shares,  and Class C shares and/or the priority share held, provided that out of the profit of any financial year, the holders of Class C shares and the priority share shall be entitled to a maximum amount equal to 1% of the nominal value of such shares. Although the holders of our Class C shares are technically entitled to such maximum amount, when we declare dividends on our Class A and Class B shares, we intend to repurchase all Class C shares issued upon conversion of our Class B shares before the board of directors resolves to make any dividend distributions such that no dividends would be payable on our Class C shares.

Additionally, the board of directors has the right to declare interim dividends without the approval of the general meeting of shareholders. We may not pay dividends if the payment would reduce shareholders' equity to an amount less than the aggregate fully paid-up share capital plus the reserves that have to be maintained by law or our articles of association. The amounts available for dividends will be determined based on the statutory accounts of Yandex N.V. prepared under Dutch law, which may differ from our consolidated financial statements.

The board of directors may decide that dividends or other distributions are paid in the form of cash, shares or a combination of both.

Issue of Shares; Preemptive Rights

Our board of directors has the power to issue shares, if and to the extent that either the general meeting of shareholders or the articles of association has delegated such power to the board of directors to act as the authorized body for this purpose. A delegation of authority to the board of directors to issue shares remains effective for the period specified by the general meeting of shareholders, or specified in the articles of association, and may be up to five years from the date of delegation or the date of the articles of association. A general meeting of shareholders may renew annually this delegation and this delegation may also be renewed by the articles of association for additional periods of up to five years. Without this delegation, the general meeting of shareholders has the power to authorize the issuance of shares upon receipt of a written proposal of the board of directors to such effect.

Any resolution by the general meeting of shareholders to issue shares, other than Class C shares, in excess of 20% of our issued share capital (calculated by nominal value, excluding the Class C shares, on the date of such resolution) or any resolution by the general meeting of shareholders to delegate the authority to issue shares, other than Class C shares, in the excess of 20% of our issued share capital (calculated by nominal value, excluding the Class C Ordinary Shares, on the date of such resolution), requires prior approval from the meeting of holders of Class A Shares.

The holders of our ordinary shares have a pro rata (based on the number of shares held) preemptive right to subscribe for Class A shares and Class B Shares that we issue for cash, unless the general meeting of shareholders, or the board of directors (if either the general meeting of shareholders or the articles of association has delegated such power to the board of directors), limits or eliminates this right. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preemptive rights of shareholders. In the absence of this delegation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such resolution requires the approval of a two-thirds majority of the votes cast in a general meeting of shareholders if less than 50% of our issued share capital is present or represented. Delegations of authority to the board of directors may remain in effect for up to five years and may be annually renewed for additional periods of up to five years.

Repurchase of Shares

We may acquire our shares, subject to applicable provisions of Dutch law and of our articles of association, to the extent:

• our equity capital, reduced by the acquisition price, is not less than the sum of the issued and paid-up capital and the reserves to be maintained pursuant to Dutch law or our articles of association;

•  after the repurchase, at least one issued share in the capital of the Company remains outstanding and is not held by us; and

• after the repurchase, we and our subsidiaries would not hold, or hold as pledgee, shares having an aggregate par value that exceeds 50% of the par value of our issued share capital.

Our board of directors may direct the company to repurchase shares only if the general meeting of shareholders has authorized the board of directors to repurchase shares. This authorization may be given for a maximum period of 18 months and should contain the maximum number of shares to be repurchased and a price range. The authorization may be renewed annually.

We regularly repurchase, for no consideration, any Class C shares that may be issued to the foundation promptly upon the conversion of Class B shares, in which case the above requirements do not apply.

Reduction of Share Capital

Upon receipt of a written proposal of the board of directors to this effect, at a general meeting of shareholders, our shareholders may vote to reduce the issued share capital by canceling shares held by us or by reducing the par value of our shares by amendment of the articles of association. In either case, this reduction would be subject to applicable statutory provisions. This includes that a resolution to cancel shares may only relate to (i) shares held by us, or (ii) to all the shares of a particular class, in respect of which the articles of association provide that the same may be cancelled against repayment of their par value.

A resolution for reduction of capital shall require a majority of at least two thirds of the votes cast, if less than 50% of our issued share capital is present or represented at the relevant meeting of shareholders. We seek shareholder approval on a regular basis for the cancellation of any Class C shares that may be issued from time to time following their repurchase by us.

Priority Share

We have authorized and outstanding one priority share with a nominal value of €1.00. Our articles of association provide that the priority share may only be held by the Public Interest Foundation or another party that is specifically nominated by our board of directors for this purpose, with a Special Majority (as defined in the articles of association), including the affirmative vote of at least one designated director. The priority share was held in treasury as of December 31, 2019 and is currently held by the Public Interest Foundation.

The key rights vested in the priority share are the rights to approve:·

• the accumulation by a party, of shares representing 10% or more, in number or by voting power, of the outstanding Class A and Class B Shares (taken together), if the Board has otherwise approved such accumulation of shares.

• a decision of the Board to sell, transfer or otherwise dispose of all or substantially all of our assets to one or more third parties in any transaction or series of related transactions; and

•  to make binding nominations of two designated directors.

As additional support for the protective rights of the Public Interest Foundation, the Public Interest Foundation holds a Special Voting Interest in Yandex Russia.  The Special Voting Interest allows the Public Interest Foundation to temporarily replace the General Director of Yandex in certain exceptional circumstances.